                                                                     EXHIBIT 8.1
                        [Letterhead of Duane Morris LLP]

October 17, 2002

Board of Directors
Surgical Laser Technologies, Inc.
147 Keystone Drive
Montgomeryville, PA   18936-9638

                  Re: Proposed Merger of J Merger Corp., Inc., a wholly-owned subsidiary of PhotoMedex, Inc., with and into Surgical Laser Technologies, Inc.

Ladies and Gentlemen:

         We have acted as counsel to Surgical Laser Technologies Inc., a Delaware corporation (the "Company") in connection with the Agreement and Plan of Merger dated as of September 25, 2002 (the "Agreement") by and among the Company, PhotoMedex, Inc., a Delaware corporation (the "Buyer") and J Merger Corp., Inc., a Delaware corporation and wholly-owned subsidiary of Buyer ("Merger Sub"), whereby Merger Sub will be merged with and into the Company with the Company being the surviving corporation (the "Merger").

         The Company has outstanding common stock, par value of $0.01 per share, which stock constitutes all of the outstanding stock of the Company ("Company Common Stock"). Buyer has outstanding common stock, par value of $0.01 per share, which stock constitutes all of the outstanding stock of the Buyer ("Buyer Common Stock").

         In accordance with Section 6(f) of the Agreement, this opinion addresses certain federal income tax consequences of the Merger.

         Except as otherwise defined herein, all terms defined in the Agreement shall have the same meaning when used in this opinion.

         The elements of the Merger are as follows:

         (1) Merger Sub will be merged with and into the Company, with the Company being the surviving corporation, by statutory merger under section 251 of the Delaware General Corporation Law. In the Merger, each share of the Company Common Stock outstanding immediately prior to the Effective Time (other than shares as to which dissenters rights have been exercised and shares held in treasury or held by Buyer) will be converted into the right to receive 1.12 of shares of Buyer Common Stock. The Buyer Common Stock to be received by the Company stockholders will be voting stock, entitled to one vote per share.

         (2) No fractional shares of Buyer Common Stock will be issued in the Merger. Cash in lieu of fractional shares will be paid to a Company stockholder in an amount of cash equal to the product obtained by multiplying the fractional share interest to which such Company shareholder is entitled by the average closing price of a

Board of Directors
Surgical Laser Technologies, Inc.
October 17, 2002
Page 2

                  share of Buyer Common Stock as quoted on the Nasdaq National Market for the twenty days ending on the last full trading day immediately prior to the Effective Time.

                                     *******

         In rendering our opinion, we have examined and relied upon but have not independently verified the accuracy and completeness of the facts, information, covenants and representations contained in the Agreement and such other documents as we have deemed necessary or appropriate as a basis for our opinion. In addition, we have relied upon certain representation letters furnished to us by the Company and the Buyer. Where such statements and representations are made to the best knowledge and belief of the person making such statement or representation, we have assumed the facts to be as so stated and represented. We have also assumed that the Merger will be consummated in accordance with the Agreement and state law. Our opinion is conditioned on the initial and continuing accuracy of such facts, information, covenants, representations, statements and assumptions. In addition, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to the originals of all documents submitted to us as copies.

         In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, and interpretive rulings as we have considered relevant as in effect as of the date hereof. Statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could affect our conclusions.

                                     *******

         Based solely upon the foregoing, we are of the opinion that under current law for federal income tax purposes:

         (i) The Merger will qualify as a "reorganization" under section 368(a)(1)(A) of the Code (section 368(a)(2)(E) of the Code). The Company, Buyer and Merger Sub will each be a "party to the reorganization" within the meaning of section 368(b) of the Code;

Board of Directors
Surgical Laser Technologies, Inc.
October 17, 2002
Page 3

         (ii) No gain or loss will be recognized by a holder of Company Common Stock upon the receipt of Buyer Common Stock solely in exchange for his or her Company Common Stock (section 354(a)(1) of the Code);

         (iii) The basis of the Buyer Common Stock received by a holder of Company Common Stock (including any fractional share interest to which that stockholder may be entitled) pursuant to the Merger will be the same as the basis of Company Common Stock exchanged therefor (section 358(a)(1) of the Code);

         (iv) The holding period of the Buyer Common Stock received by a holder of Company Common Stock (including any fractional share interest to which that shareholder may be entitled) pursuant to the Merger will include the holding period of Company Common Stock exchanged therefor, provided Company Common Stock is held as a capital asset by the holder at the Effective Time (section 1223(1) of the Code); and

         (v) A holder of Company Common Stock who receives cash in lieu of a fractional share of Buyer Common Stock should recognize gain or loss equal to the difference between the cash received and the stockholder's basis in that fractional share, and that gain or loss should be capital gain or loss if the fractional share would have been a capital asset in the hands of the stockholder (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574).

                                     *******

         Except as set forth above, we express no opinion as to the federal, state, local or foreign tax consequences of the Merger or of any transactions related thereto. This opinion is solely for your benefit and is not to be used, quoted, circulated or otherwise referred to without our express written permission. We hereby consent to the use of and reference to this opinion in the Buyer's Form S-4 registration statement pursuant to which the shares of Buyer Common Stock to be issued to Company stockholders in the Merger will be registered and in the Proxy statement/prospectus to be provided to the Company shareholders in connection with their vote on the Merger included in such registration statement.

                                       Very truly yours,

                                       /s/ Duane Morris LLP